Himalaya Shipping Ltd. (HSHP) – Commercial Update and Key Information Relating to the Cash Dividends for October 2026

Hamilton, Bermuda, November 10, 2026

Commercial update:

In October 2026, Himalaya Shipping Ltd. (“Himalaya,” or the “Company”) achieved average time charter equivalent (“TCE”) earnings of approximately US$50,900 per day, gross[1], including average daily scrubber benefits of approximately US$1,900 per day. The Company’s eight vessels trading on index-linked time charters earned approximately US$49,300 per day, gross, including average daily scrubber benefits. The Company’s four vessels trading on fixed time charters earned approximately US$53,900 per day, gross, including average daily scrubber benefits.

The Baltic 5TC 180 Capesize Index averaged US$33,254 during October 2026.

Cash dividend:

The Board has approved a cash dividend of US$0.20 per share for October 2026.

Note to shareholders registered in Euronext VPS, the Norwegian Central Security Depository:

Due to implementation of the Central Securities Depository Regulation (CSDR) in Norway, please note the information regarding the payment date for the shares registered in Euronext VPS below.

Key information:

Dividend amount: US$0.20 per share

Declared currency: US$. Dividends payable to shares registered with Euronext VPS will be paid out in NOK with fixing date on November 27, 2026.

Date of approval: November 10, 2026

Record date: November 23, 2026

Payment date: On or about November 27, 2026.

The following dates apply to shares traded on Euronext:

Last day including right: November 19, 2026

Ex-date: November 20, 2026

[1] Average TCE earnings, gross is a non-U.S. GAAP measure of the average daily revenue performance of a vessel. Average TCE earnings, gross, when used by the Company, means time charter revenues and voyage charter revenues adding back address commissions, and divided by fleet operational days. Our management believes average TCE earnings, gross can provide additional meaningful information for investors to analyze our fleets’ daily income performance. Our calculation of such figure may not be comparable to that reported by other companies. Please see Appendix A for reconciliation of this measure to the nearest U.S. GAAP measure.

Due to the implementation of CSDR in Norway, dividends payable on shares registered with Euronext VPS is expected to be distributed to Euronext VPS shareholders on or about December 2, 2026.

Due to the shortening of the Settlement Cycle in the US markets, the following dates apply to shares traded in the New York Stock Exchange:

Last day including right: November 20, 2026

Ex-date: November 23, 2026

This information is published in accordance with the requirements of the Continuing Obligations.

For further queries, please contact:
Lars-Christian Svensen, Contracted CEO
Telephone +47476 38756

About Himalaya Shipping Ltd.:

Himalaya Shipping Ltd. is an independent bulk carrier company, incorporated in Bermuda. Himalaya Shipping has twelve vessels in operation.

Forward Looking Statements:

This announcement includes forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include non-historical statements. These forward-looking statements are based on current expectations or beliefs, and are subject to uncertainty and changes in circumstances. These forward-looking statements are subject to a number of risks and uncertainties, which could cause the actual results to differ materially from those indicated in such forward-looking statements. Such risks are set forth under “Item 3. Key Information — D. Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2025 filed with the U.S. Securities and Exchange Commission. Except as required by law, we undertake no obligation to update these forward-looking statements, whether as a result of new information, future events, or otherwise.

Appendix A – Reconciliation of Non-U.S. GAAP Measures

Time Charter Equivalent (‘TCE”) Earnings, gross

The following table sets forth a reconciliation of time charter revenues to the average TCE earnings, gross (unaudited) for the period presented:

(in millions of U.S. dollars except per day data)	For the one-month period ended
October 31, 2026
Time charter revenues	$18.2
Address commission	$0.7
Operating revenues, gross	$18.9

Fleet operational days	372
Average TCE Earnings, gross	$50,900